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                              August 31, 2022

       Jason E. Fox
       Chief Executive Officer
       W. P. Carey Inc.
       One Manhattan West, 395 9th Avenue
       58th Floor
       New York, New York 10001

                                                        Re: W. P. Carey Inc.
                                                            Definitive Proxy
Statement on Schedule 14A
                                                            Filed March 28,
2022
                                                            File No. 001-13779

       Dear Mr. Fox:

             We have limited our review of your most recent definitive proxy statement to those issues we have addressed in our comments.

               Please respond to these comments by confirming that you will enhance your future proxy disclosures in accordance with the topics discussed below as well as any material developments to your risk oversight structure. For guidance, refer to Item 407(h) of Regulation S-K.

       Definitive Proxy Statement on Schedule 14A filed March 28, 2022

       General

   1. Please expand your discussion of the reasons you believe that your leadership structure is appropriate, addressing
your specific characteristics or circumstances. In your discussion, please also address the
circumstances under which you would consider having the Chair and CEO roles filled by
a single individual, when shareholders would be notified of any such change, and
whether you will seek prior input from shareholders.
   2. Please expand upon the role that your Non-Executive Chair plays in the leadership of the board. For example,
please enhance your disclosure to address whether or not your Non-
                                                        Executive Chair may:

                                                              represent the
board in communications with shareholders and other stakeholders;
                                                              require board
consideration of, and/or override your CEO on, any risk matters; or
                                                              provide input on
design of the board itself.
   3. Please expand upon how your board administers its risk oversight function. For example,
 Jason E. Fox
W. P. Carey Inc.
August 31, 2022
Page 2
      please disclose:

             why your board elected to retain direct oversight responsibility for your Enterprise
           Risk Management program rather than assign oversight to a board committee;
             the timeframe over which you evaluate risks (e.g., short-term, intermediate-term, or long-term) and how you apply different oversight standards based upon the immediacy of the risk assessed;
             whether you consult with outside advisors and experts to anticipate future threats and trends, and how often you re-assess your risk environment;
             how the board interacts with management to address existing risks and identify significant emerging risks;
             whether you have a Chief Compliance Officer and to whom this position reports; and
             how your risk oversight process aligns with your disclosure controls and procedures.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Amanda Ravitz at 202-551-3412 or Barbara Jacobs at 202-551-3735 with any questions.



                                                            Sincerely,
FirstName LastNameJason E. Fox
                                                            Division of
Corporation Finance
Comapany NameW. P. Carey Inc.
                                                            Disclosure Review
Program
August 31, 2022 Page 2
cc:       Sapna Sanagavarapu
FirstName LastName